Exhibit 1

Harry Winston Diamond Corporation Fiscal 2010 First
Quarter Results to be released Thursday, June 4, 2009.

TORONTO, CANADA (May 20, 2009) – Harry Winston Diamond Corporation (TSX: HW, NYSE: HWD) (the "Company"), will release its Fiscal 2010 First Quarter results for the period ended April 30, 2009, before markets open on Thursday, June 4, 2009.

Beginning at 10:00AM (EDT) on the same day, June 4, 2009, the Company will hold its Annual Meeting of Shareholders at the Fairmont Royal York Hotel, 100 Front Street West, Toronto, Ontario in the Imperial Room on the Lobby Level. Interested parties unable to attend may listen to a webcast of the meeting and a review of the first quarter results on the company's website at http://investor.harrywinston.com. An online archive of the webcast will be available on the company's website at http://investor.harrywinston.com later the same day.

About Harry Winston Diamond Corporation

Harry Winston Diamond Corporation is a specialist diamond enterprise with assets in the mining and retail segments of the diamond industry. Harry Winston supplies rough diamonds to the global market from its 40 per cent ownership interest in the Diavik Diamond Mine (economic ownership of 31%).

The company’s retail division is a premier diamond jeweler and luxury timepiece retailer with salons in key locations, including New York, Paris, London, Beijing, Tokyo, and Beverly Hills.

The Company focuses on the two most profitable segments of the diamond industry, mining and retail, in which its expertise creates shareholder value. This unique business model provides key competitive advantages; rough diamond sales and polished diamond purchases provide market intelligence that enhances the Company’s overall performance.

For more information, please visit www.harrywinston.com.

For investor information, visit http://investor.harrywinston.com or call Investor Relations on (416) 362-2237 ext 290.